SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                   Deflecta-Shield Corporation
  -----------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
  -----------------------------------------------------------
                 (Title of Class of Securities)

                           244764 10 6
             ---------------------------------------
                         (CUSIP Number)

                       Mark C. Mamolen
                      1758 W. 28th Street
                       Sunset Island #1
                   Miami Beach, Florida 33140
                         (305) 672-0420

                         with a copy to:
                          John E. Lowe
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4000

        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 30, 1997
     ------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
  Rule 13d-1(b)(3) or (4), check the following box. /   /

  Check the following box if a fee is being paid with the
  statement. /   /

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  **The total number of shares of common stock reported as beneficially owned by the Reporting Person herein is 0.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  _________________________________________________________
   1.  Name of Reporting Person:

       Mark C. Mamolen
  _________________________________________________________
   2.  Check the Appropriate Box if a Member of a Group:
                                                         (a)

                                                         (b) X
  _________________________________________________________
   3.  SEC Use Only
  _________________________________________________________
   4.  Source of Funds: OO
  _________________________________________________________
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
  _________________________________________________________
   6.  Citizenship or Place of Organization:  Delaware

  _________________________________________________________
   Number of        7.  Sole Voting Power: 0
   Shares          ________________________________________
   Beneficially     8.  Shared Voting Power: 0
   Owned By        ________________________________________
   Each             9.  Sole Dispositive Power: 0
   Reporting       ________________________________________
   Person           10. Shared Dispositive Power:  0
   With
  _________________________________________________________
  11.  Aggregate Amount Beneficially Owned by Each
       Reporting Person:

          0
  _________________________________________________________
   12.    Check Box if the Aggregate Amount in Row (11)
  Excludes Certain Shares:
  _________________________________________________________
   13. Percent of Class Represented by Amount in Row (11):
               0.0%
  _________________________________________________________
   14. Type of Reporting Person: IN
  _________________________________________________________



          This statement constitutes Amendment No.2 to the Statement on Schedule 13D (the "Schedule 13D") filed January 27, 1994 by Mark C. Mamolen in connection with the beneficial ownership of shares of Common Stock, $.01 per share par value, of Deflecta-Shield Corporation (the "Company"), as amended and restated by Amendment No. 1 filed November 25, 1997.

  1.      Item 2.  Identity and Background, subsections (b)-
  (c) are hereby amended and restated as follows:

          The Reporting Person's business address is 1758 W.
  28th Street, Sunset Island #1, Miami Beach, Florida 33140 and his present principal occupation, which is conducted at such address, is as a private investor.

  2. Item 4. Purpose of Transaction, is hereby amended as follows:

          The following sentence is added immediately after the last paragraph of Item 4:

          Pursuant to the terms and conditions of the Offer, on December 3, 1997, the Reporting Person tendered all his Shares to Purchaser, which were accepted for payment by Purchaser on December 30, 1997.

  3.      Item 5.    Interests in Securities of the Issuer, is
  hereby amended and restated in its entirety as follows:

          (a) The Reporting Person does not beneficially own any shares of Stock.

          (b)  Not applicable.

          (c) Except as provided in Item 4, neither the Reporting Person nor Mr. Meyer have effected any transactions in shares of Stock during the preceding sixty-day period.

          (d)  Not applicable.

          (e) Pursuant to the transaction discussed in Item 4 above, the Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer's securities on December 30, 1997.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: December 30, 1997

                                   /s/ John E. Lowe
                                   ------------------------------
                                   John E. Lowe, as Attorney-
                                   in-Fact for
                                   Mark C. Mamolen